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              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            FORM 10-C
         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                  INTERDEALER QUOTATION SYSTEM
          FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                      OR 15d-17 THEREUNDER

                             AMERCO
         (Exact name of issuer as specified in charter)

                  1325 Airmotive Way, Suite 100
                     Reno, Nevada 89502-3239
            (Address of principal executive offices)

Issuer's telephone number, including area code  (702) 688-6300
                                              ------------------

           I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security  Common Stock, $0.25 par value
                      ------------------------------------------
2. Number of shares outstanding before the change  38,619,063
                                                 ---------------
3. Number of shares outstanding after the change  35,275,987
                                                ----------------
4. Effective date of change  October 18, 1995
                           -------------------------------------
5. Method of change:
      Specify  method  (such  as merger,  acquisition,  exchange, distribution,  stock split, reverse split, acquisition  of  stock for treasury, etc.)
     Redemption of 3,343,076 shares of Common Stock
     -----------------------------------------------------------
      Give  brief description of transaction On October 18, 1995,
                                             -------------------
AMERCO  redeemed 3,343,076 shares of Common Stock held by  Maran,
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Inc. in exchange for $22,732,916.80.
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                  II. CHANGE IN NAME OF ISSUER

1. Name prior to change
                       -----------------------------------------
2. Name after change
                    --------------------------------------------
3. Effective date of charter amendment changing name
                                                    ------------
4. Date of shareholder approval of change, if required
                                                      ----------

Date: October 25, 1995                  AMERCO


                                   By:/S/ Gary V. Klinefelter
                                      --------------------------
                                          Gary V. Klinefelter, Secretary
                                          and General Counsel